EXHIBIT 12.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY INDIANA

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income from continuing operations	$242	$441	$317	$408	$386
Fixed charges	178	161	165	140	130
Deduct:
Interest capitalized(a)	33	19	13	10	11

Total earnings (as defined for the Fixed Charges calculation)	$387	$583	$469	$538	$505

Fixed charges:
Interest on debt, including capitalized portions(a)	$171	$154	$157	$133	$120
Estimate of interest within rental expense	7	7	8	7	10

Total fixed charges	$178	$161	$165	$140	$130

Ratio of earnings to fixed charges	2.2	3.6	2.9	3.8	3.9

(a)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.